SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)(1)


                              Spectre Gaming, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   84761G 10 7
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                                 (CUSIP Number)


                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [X] Rule 13d-1(d)


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1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  84761G 10 7               13G                     Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Wayne William Mills
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           637,856
               -----------------------------------------------------------------
 BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY          125,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         637,856
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            125,000
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

762,856 SHARES (INCLUDES WARRANTS TO PURCHASE 100,000 SHARES OF COMMON STOCK, WHICH ARE HELD BY BLAKE ADVISORS, LLC, A LIMITED LIABILITY COMPANY OF WHICH THE REPORTING PERSON IS SOLE MANAGER AND MEMBER; AND 62,500 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK AND 62,500 WARRANTS TO PURCHASE COMMON STOCK HELD BY HUNTER RIDGE PARTNERS, LLC, A LIMITED LIABILITY COMPANY OF WHICH THE REPORTING PERSON A MANAGER AND MEMBER)

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.6%

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12.  TYPE OF REPORTING PERSON*


     IN
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

CUSIP No. 84761G 10 7                 13G                     Page 3 of 5 Pages
________________________________________________________________________________
Item 1(a).  Name of Issuer:

Spectre Gaming, Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's
Principal Executive Offices:

14200 23rd Avenue North, Minneapolis, MN   55447
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Wayne William Mills
________________________________________________________________________________
Item 2(b).  Address of Principal
Business Office, or if None, Residence:

1615 Northridge Drive, Medina, MN   55391
________________________________________________________________________________
Item 2(c).  Citizenship:

USA
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, $.01 par value
________________________________________________________________________________
Item 2(e).  CUSIP Number:

84761G 107
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.
     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act. (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
     (d) [_] Investment company registered under Section 8 of the Investment Company Act.
     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 82761G 10 7                  13G                     Page 4 of 5 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         762,856 shares (includes warrants to purchase 100,000 shares of common stock, which are held by Blake Advisors, LLC, a limited liability company of which the Reporting Person is sole manager and member; and 62,500 shares of Series B Convertible Preferred Stock and 62,500 warrants to purchase common stock held by Hunter Ridge Partners, LLC, a limited liability company of which the Reporting Person is a manager and member. Mr. Mills disclaims beneficial ownership of the shares of Hunter Ridge Partners, LLC, except with respect to that portion in which he has a pecuniary interest.)

         -----------------------------------------------------------------------
     (b) Percent of class:

         5.6%
         -----------------------------------------------------------------------
     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 637,856
                                                         -----------------------
          (ii) Shared power to vote or to direct the vote: 125,000
                                                           --------------------

          (iii) Sole power to dispose or to direct the disposition of: 637,856
                                                                      ----------

          (iv) Shared power to dispose or to direct the disposition of: 125,000
                                                                        --------
________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

N/A
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
         N/A
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A
________________________________________________________________________________
Item 8.  Identification  and Classification  of Members of the Group.
N/A
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

         N/A
________________________________________________________________________________
Item 10.  Certifications.

         (a) Not applicable

         (b) Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006                     /s/ Wayne William Mills
                                            ---------------------------
                                                 WAYNE WILLIAM MILLS